Exhibit 21.1

Subsidiaries of Baytex Energy Corp.*

The following list of subsidiaries applies after completion of the Transactions:

Subsidiary	Jurisdiction
Baytex Energy Ltd.	Alberta
Baytex Energy USA, Inc.	Delaware
Baytex Energy Limited Partnership	Alberta

* Other subsidiaries of Baytex Energy Corp. have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the completion of the Transactions.